RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82 – 35005

8th August, 2007

Mr. Paul M. Dudek
Securities and Exchange Comm[redacted]
Division of Corporation Finan
Office of International Corpora
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 8th August, 2007 alongwith Media Release dated 8th August, 2007, as per requirements of the Listing Agreement to the Stock Exchanges in India.

Copy of the same is enclosed herewith for your information and record.

Kindly take the same on your record.

Thanking You.

Your Faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As Above

Copy to:
Yusuf Safdari
Greenberg Traurig LLP
1900 University Auenue, 5th Floor
East Palo Alto, CA 94303

dw 8/15

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82-35005

August 08, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: **MEDIA RELEASE**

We enclose herewith the media release dated 8th August 2007 being issued by the Company which is self explanatory .

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl : as above.

Reliance Communications completes 5% equity private placement in Reliance Telecom Infrastructure Limited (RTIL)

Stake placed with 7 leading international financial investors

RCOM receives sales proceeds of Rs. 1,400 crore ($337.5 Mn)

RCOM books Rs. 1,200 crore ($289 Mn) as Capital Gains in Q2

Mumbai, August 08, 2007: Reliance Communications Group, India's largest integrated telecom services company, has completed the private placement of 5% equity shareholding in its telecom infrastructure company, Reliance Telecom Infrastructure Limited (RTIL), at a valuation of Rs. 27,000 crore ($ 6.75 billion).

The placement has been made to 7 leading international financial investors across US, Europe and Asia, including Fortress Capital, HSBC Principal Investments, Galleon Group, New Silk Route, GLG Partners, Quantum Fund (George Soros) and DA Capital.

The sales proceeds from the transaction amounting to Rs. 1,400 crore ($ 337.5 million) have been received in full, and the Capital Gains of Rs. 1,200 crore ($289 million) have been booked and will be reflected in the results of Reliance Communications Group in the current quarter, i.e. Q2 2007-08.

Shri Anil Dhirubhai Ambani, Chairman, RCOM, said "We are excited about the tremendous growth potential in the Indian telecom infrastructure business. Our strategy to create a separate company for infrastructure business has resulted in tremendous unlocking of value for over 2 million RCOM shareholders.

RTIL, as an independent telecom infrastructure provider, has significant growth potential and is on track to become the leading player in India. RTIL will be listed in the future and provide investors another attractive opportunity to participate in India's incredible telecom growth."

RTIL's equity valuation of Rs. 27,000 crore (US$ 6.75 billion) translates into approximately Rs. 135 per RCom equity share. RCOM's residual 95% stake in RTIL is valued at US$ 6.40 Billion (Rs. 26,000 crore). The company will pursue opportunities for further unlocking of value through an IPO and/or strategic sale at an appropriate time.

About RTIL: RTIL is an independent wireless telecommunications infrastructure company in India, engaged in the business of building, owning and operating communications towers and related assets ("passive infrastructure"), which it will lease to wireless operators under long-term contracts. RTIL's wireless towers portfolio comprises of over 14,000 towers. It has a presence in all 23 telecom 'circles' in the country. RTIL has a build-out plan for about 23,000 new towers during FY 2008, which will initially have a capacity to co-locate 4 tenants, with provision for increasing capacity further by carrying out minor modifications.

RTIL has entered into a 10-year Master Services Agreement with RCom and RTL, nominating RTIL as the exclusive provider of passive telecom infrastructure to RCom and RTL. Additional tenants in the form of external wireless operators on RTIL's towers will provide incremental growth for RTIL and thus provide significant operating leverage.

About RCOM: Reliance Communications Limited founded by the late Shri Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has a market capitalization of over Rs. 170,000 crore, net worth in excess of Rs. 40,000 crore, cash flows of Rs. 9,000 crore, net profit of Rs. 5,000 crore and zero net debt.

Rated among "Asia's Top 5 Most Valuable Telecom Companies", Reliance Communications is India's foremost and truly integrated telecommunications service provider. The company with a customer base of over 35 million including over one million individual overseas retail customers' ranks among the Top 10 Asian Telecom companies by number of customers. Reliance Communications corporate clientele includes 600 Indian and 250 multinational corporations, and over 200 global carriers.

RCOM has established a pan-Indian, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire Infocomm value chain, covering over 10,000 towns and 300,000 villages. Reliance Communications owns and operates the World's largest next generation IP enabled connectivity infrastructure, comprising over 150,000 kilometres of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region.

END